UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

ELEPHANT TALK COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

286202205
(CUSIP Number)

CMV Invest II CVA
Rubensheide 73
2950 Kapellen, Belgium
32 475 344393
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

Copies to:
Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 286202205

1.	Name of Reporting Person: CMV Invest II CVA I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,689,660

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,689,660

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,689,660

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.3%

14.	Type of Reporting Person (See Instructions) IV

Item 1.       Security and Issuer

This Schedule 13D relates to shares of common stock, no par value (the “Common Stock”), of Elephant Talk Communications, Inc., a California corporation (the “Issuer”), whose principal executive offices are located at Schiphol Boulevard 249, 1118 BH Luchthaven Schiphol, The Netherlands.

Item 2.        Identity and Background

a.	The name of the Reporting Person is CMV Invest II CVA.

b.	The business address of Reporting Person is Rubensheide 73, 2950 Kapellen, Belgium.

c.	Reporting Person’s principal business is acting as a venture capital fund.

d.	During the past five years Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

On September 30, 2008, Reporting Person purchased, with personal funds, an aggregate of 3,475,864 shares of Issuer’s Common Stock, 3,475,864 warrants to purchase Issuer’s Common Stock at $1.26 per share and exercisable as of May 15, 2008 and having an expiration date of May 15, 2013 (the “$1.26 Warrants”) and 1,737,932 warrants to purchase Issuer’s Common Stock at $1.47 and exercisable as of May 15, 2008 and having an expiration date of May 15, 2013 (the “$1.47 Warrants”, and collectively with the $1.26 Warrants, the “Warrants”), in a private offering of Issuer’s securities.

Item 4.        Purpose of Transaction

The Reporting Person purchased the shares of Issuer’s Common Stock referenced herein for investment purposes and has no current intent, plans or proposals to effectuate any of the items described in (a) through (j).

Item 5.        Interest in Securities

a.
As of March 18, 2009, the Issuer has approximately 51,749,445 shares of Common Stock issued and outstanding.  Reporting Person beneficially owns 8,689,660 shares of Common Stock, consisting of (i) 3,475,864 shares of Common Stock, (ii) 3,475,864 shares of Common Stock issuable upon exercise of the $1.26 Warrants, and (iii) 1,737,932 shares of Common Stock issuable upon the exercise of the $1.47 Warrants, representing approximately 15.3% of Issuer’s Common Stock that would be issued and outstanding upon exercise of the Warrants.

b.
Reporting Person has sole power to vote or direct to vote 8,689,660 shares of Issuer’s Common Stock (including 3,475,864 shares of Common Stock issuable upon exercise of the $1.26 Warrants and 1,737,932 shares of Common Stock issuable upon the exercise of the $1.47 Warrants), shared power to vote or to direct to vote no shares of Issuer’s Common Stock, sole power to dispose or to direct the disposition of 8,689,660 shares of Issuer’s Common Stock (including 3,475,864 shares of Common Stock issuable upon exercise of the $1.26 Warrants 1,737,932 shares of Common Stock issuable upon the exercise of the $1.47 Warrants) and shared power to dispose or direct the disposition of no shares of Issuer’s Common Stock.

c.	Not applicable

d.	None

e.	Not applicable

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None.

Item 7.        Material to Be Filed as Exhibits

            None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2009
CMV Invest II CVA

	By:	/s/ Bernard Moncarey
Name: Bernard Moncarey
Title: CEO/Manager

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)